SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C. 20549

        FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
             PURSUANT TO SECTION 12(b) OR (g) OF THE
                 SECURITIES EXCHANGE ACT OF 1934

   Triangle, Inc. (to be changed to PetHealth Systems, Inc.)
     (Exact name of registrant as specified in its charter)

        Colorado                                           93-0969365
(State of Incorporation)                          (I.R.S. Identification No.)

830 Northeast Loop 410 Suite 305B, San Antonio, TX         78209
   (Address of principal executive offices)               (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

     Title of each class                     Name of each exchange on
     to be so registered                     which each class is to be
                                             registered

        None                                     None

     If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A.(c)(a), please check the following box.[ ]

     If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A.(c)(2), please check the following box. [ ]

     Securities to be registered pursuant to Section 12(g) of the Act:

                   Common Stock, No Par Value
                        (Title of class)


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         INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.   Description of Registrant's Securities to be Registered

     (a) Capital Stock. Pursuant to its Articles of Incorporation, the Registrant is authorized to issue 901,000,000 shares, of which (i) 800,000,000 are shares of Common Stock, no par value; 1,000,000 are shares of Class B Common Stock, no par value; and 100,000,000 are shares of Preferred Stock, no par value. No class of shares is entitled to preemptive rights of any kind. There are no provisions of the Articles of Incorporation or By-laws which would have an effect of delaying, deferring or preventing a change in control of the Registrant and that would operate only with respect to an extraordinary corporate transaction involving the Registrant (such as a merger, reorganization, tender offer, sale or transfer of all or substantially all of is assets, or liquidation).

          Common Stock. Each share of Common Stock entitles the holder thereof to one vote at all meetings of shareholders at which a matter is submitted to a vote of shareholders. Cumulative voting is not permitted. A majority of the shares of Common Stock entitled to vote, represented in person or by proxy, constitutes a quorum at a meeting of shareholders. Except where otherwise required by the Colorado Business Corporation Act, the vote of the holders of a majority of the shares present at a meeting where a quorum is present, is required to approve matters submitted for a vote. Each share of Common Stock entitles the holder thereof, subject to prior rights of holders of any outstanding Preferred Stock, to receive any dividends declared by the board of directors of the Registrant, and in the event of dissolution, liquidation or winding up of the Registrant, to share ratably in assets remaining after creditors (including holders of any Preferred Stock, as to liquidation preferences) have been paid.

          Class B Common Stock. The holders of shares of Class B Common Stock have no voting rights whatsoever, either separately or as a class, and no holder of Class B Common Stock shall vote or otherwise participate in any proceedings in which actions are taken by the Registrant or by the stockholders thereof or be entitled to notification as to any meeting of the board of directors or the stockholders. No dividend shall be declared or paid or any other distribution declared, ordered or made upon the Class B Common Stock. The holders of the Class B Common Stock shall have no rights to share in the distribution of assets in the event of liquidation, dissolution or winding up of the Registrant. The Class B Common Stock originally was to be convertible into shares of Common Stock at the rate of 15 shares of Common Stock for each 1 share of Class B Common Stock surrendered for conversion, only in the event, and from and after the date upon which, the Registrant was to have consummated its first material acquisition, or immediately prior to the acquisition or merger of the Registrant by or into a previously unrelated entity. In 1989 the Registrant entered into a acquisition transaction with an unrelated company, and in connection therewith, the previously issued 1,000,000 shares of Class B Common Stock were converted into 15,000,000 shares of Common Stock. Although the acquisition transaction was subsequently reversed by the parties, the Class B Common Stock remained converted into Common Stock. As a result, the Class B Common Stock class shall never again be issued with such conversion rights. There is no Class B Common Stock issued and outstanding.

          Preferred Stock. The Preferred Stock is issuable in one or more series by authority of the board of directors of the Registrant, without shareholder authorization, as to rights to redemption, preference in liquidation, dividends and other matters, and as to special, conditional, or limited voting rights (or no voting rights). The Preferred Stock could rank prior to the Common Stock with respect to payment of dividends and the return of capital in the event of the dissolution, liquidation or winding up of the Registrant. There is no Preferred Stock issued and outstanding, and no series of Preferred Stock has been established.

     (b)  Debt Securities.  Not applicable.
     (c)  Warrants and Rights.  Not applicable.
     (d)  Other Securities.  Not applicable.
     (e) Market Information. Not applicable. There are only limited or sporadic quotations for the Common Stock of the Registrant.

     (f)  American Depository Receipts.  Not applicable.

Item 2. Exhibits. The Articles of Incorporation (as amended) and the By-Laws of the Registrant are incorporated by reference from the Registrant's Registration Statement on Form S-18 (exhibit number 31), declared effective on March 5, 1989 (33-25253).

     Pursuant to the requirements of the Securities Act of 1934 Triangle, Inc. (to be changed to PetHealth Systems, Inc.) has caused this registration statement on Form 8-A to be singed on its behalf by the undersigned, thereto duly authorized.

Triangle, Inc. (to be changed to )Pet Health Systems, Inc.

January 27,1997

By:  /s/ Robert K. Ellis,
     President, Chief Executive Officer